UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41998

Tungray Technologies Inc

(Translation of registrant’s name into English)

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Tel: +65 6636 9820

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Undisclosed Related-Party Guarantees and Audit Committee’s Independent Review

Upon the discovery of certain undisclosed guarantees made by a subsidiary of Tungray Technologies Inc (the “Company”) in favor of lenders to secure a related party’s loan obligations, the Audit Committee of the Board of Directors of the Company resolved on August 15, 2026 to engage independent legal counsel to conduct an independent review of the guarantees and related matters. The independent review has not yet begun, no conclusions have been reached, and the Company cannot presently predict the duration or outcome of the review, including whether the matters that are the subject of the review will have a material adverse effect on the Company’s financial condition or results of operations.

The relevant guarantees were made by Qingdao Tongri Electric Machines Co., Ltd. (“Tongri Electric”), a subsidiary of the Company, in favor of lenders to secure certain loan obligations of Qingdao Fudingtai Intelligent Technology Co., Ltd. (“Fudingtai”), which is controlled by Mr. Wanjun Yao, the major shareholder, Chairman, Director and Chief Executive Officer of the Company.

In March 2020, Tongri Electric provided a guarantee in favor of China Construction Bank (“CCB”) to secure Fudingtai’s obligations to CCB with a maximum guaranteed amount of RMB35 million (the “CCB Guarantee 1”).

In February 2022, Tongri Electric provided another guarantee in favor of CCB to secure Fudingtai’s obligations to CCB with a maximum guaranteed amount of RMB50 million (the “CCB Guarantee 2”). Due to short-term liquidity constraints, Fudingtai was unable to repay certain loans in connection with the CCB Guarantee 2. CCB subsequently commenced litigation in China against Fudingtai, as borrower, and named Tongri Electric, as guarantor, and Mr. Yao, as controlling shareholder, among others, as co-defendants in the proceeding.

In June 2023, Tongri Electric guaranteed Fudingtai’s obligations to Weihai Bank with a maximum guaranteed amount of RMB10 million. In connection with that arrangement, Tongri Electric also agreed to secure its guarantee by offering land use rights that it owns over real property located in China as collateral (the “Weihai Bank Guarantee”).

In September 2025, Tongri Electric guaranteed Fudingtai’s obligations to Industrial and Commercial Bank of China with a maximum guaranteed amount of RMB15 million (the “ICBC Guarantee”).

CCB Guarantee 1, CCB Guarantee 2, Weihai Bank Guarantee and ICBC Guarantee are collectively referred to as the “Guarantees”. This independent review of the Guarantees is in its early stages, and to ensure the fairness of that process, the Company does not plan further comment pending material development and/or completion of the review.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026	Tungray Technologies Inc

	By:	/s/ Wanjun Yao
Wanjun Yao
Chief Executive Officer